Exhibit 21.1

Garrett Motion Inc. (a Delaware corporation)

Significant Subsidiaries

Country	Entity	State
United States	Garrett ASASCO Inc.	DE
United States	Garrett Transportation I Inc.	DE
Brazil	Garrett Motion Industria Automotiva Brasil Ltda
Switzerland	Garrett Motion Sarl
India	Garrett Motion Technologies (India) Private Limited
Japan	Garrett Motion Japan, Inc.
South Korea	Garrett Motion Korea Ltd.
Romania	Garrett Motion Romania S.r.l.
Slovakia	Garrett Motion Slovakia s.r.o.
France	Garrett Motion France S.A.S.
China	Garrett Motion Technology (Shanghai) Co.,Ltd.
China	Garrett Motion Technology (Wuhan) Co.,Ltd.